UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CADRE HOLDINGS, INC.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

12763L105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 17,029,555
	6	SHARED VOTING POWER 23,450
	7	SOLE DISPOSITIVE POWER 17,029,555
	8	SHARED DISPOSITIVE POWER 23,450

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,053,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kanders SAF, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 15,723,905
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,723,905
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,723,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1(a).	Name of Issuer:

Cadre Holdings, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13386 International Pkwy, Jacksonville, Florida, 32218

Item 2(a).	Name of Filing Person:

This statement is filed by:

(i)	Warren B. Kanders; and

(ii)	Kanders SAF, LLC, a Delaware limited liability company (“SAF”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 250 Royal Palm Way, Suite 201, Palm Beach, Florida 33480.

Item 2(c).	Citizenship:

Mr. Kanders is a citizen of the United States of America. SAF is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

12763L105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership:

A.	Warren B. Kanders

(a)	Amount beneficially owned: 17,053,005 (1)
(b)	Percent of class: 45.7% (2)
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 17,029,555 (3)
(ii)	Shared power to vote or direct the vote: 23,450 (4)
(iii)	Sole power to dispose or direct the disposition: 17,029,555 (3)
(iv)	Shared power to dispose or direct the disposition: 23,450 (4)

B.	Kanders SAF, LLC.

(a)	Amount beneficially owned: 15,723,905 (5)
(b)	Percent of class: 42.1% (2)
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 15,723,905 (5)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 15,723,905 (5)
(iv)	Shared power to dispose or direct the disposition: 0

(1)	The amount reported above as being beneficially owned by Mr. Kanders excludes: (a) 113,636 shares underlying stock options to purchase shares of Common Stock that are not presently exercisable or exercisable within 60 days of December 31, 2022, and (b) 2,031,250 shares underlying restricted Common Stock awards that are not presently issuable or issuable within 60 days of December 31, 2022.
(2)	Based on 37,332,271 shares of Common Stock outstanding as of November 7, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.
(3)	Consists of 1,305,650 shares of Common Stock held by Warren B. Kanders Roth IRA, and 15,723,905 shares held by SAF. Mr. Kanders is the sole member and manager of SAF, and accordingly all of the shares of Common Stock held by SAF may be deemed to be beneficially owned by Mr. Kanders.
(4)	Consists of 23,450 shares of Common Stock held by Allison Kanders Roth IRA. Allison Kanders is the wife of Mr. Kanders, and accordingly all of the shares of Common Stock held by Allison Kanders may be deemed to be beneficially owned by Mr. Kanders.
(5)	Mr. Kanders is the sole member and manager of SAF, and accordingly may be deemed to beneficially own all of the shares of Common Stock held by SAF.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Warren B. Kanders
Warren B. Kanders, Individually

KANDERS SAF, LLC

By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Manager